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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                  BLACK HAWK GAMING & DEVELOPMENT COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   092067 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               ROBERT D. GREENLEE
                             260 BROADWAY, SUITE 400
                                BOULDER, CO 80302
                                 (303) 444-0206
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.


         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
CUSIP No. .................................. 092067 10 7

------------------------------------------------------------------------------------------------------------------------------------

         1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  ROBERT DALTON GREENLEE -- SSN: ###-##-####

------------------------------------------------------------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) .........................................................................................................

                  (b) .........................................................................................................X

------------------------------------------------------------------------------------------------------------------------------------

         3.       SEC Use Only .................................................................................................

------------------------------------------------------------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions) ....................................................................... N/A

------------------------------------------------------------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ...................... N/A

------------------------------------------------------------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization ..................................................................... U.S.A.

------------------------------------------------------------------------------------------------------------------------------------

                   7. Sole Voting Power .................................................................................... 486,113

Number of         ------------------------------------------------------------------------------------------------------------------
Shares
Beneficially       8. Shared Voting Power .................................................................................. 0
Owned by
Each              ------------------------------------------------------------------------------------------------------------------
Reporting
Person With        9. Sole Dispositive Power ............................................................................... 486,113

                  ------------------------------------------------------------------------------------------------------------------

                  10. Shared Dispositive Power ............................................................................. 0

------------------------------------------------------------------------------------------------------------------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person ............................................. 486,113

------------------------------------------------------------------------------------------------------------------------------------

        12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .....................

------------------------------------------------------------------------------------------------------------------------------------

        13.       Percent of Class Represented by Amount in Row (11) ....................................................... 11.8%

------------------------------------------------------------------------------------------------------------------------------------

        14.       Type of Reporting Person (See Instructions) .............................................................. IN

------------------------------------------------------------------------------------------------------------------------------------




                                        2

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Item 4. Purpose of Transaction.

         Black Hawk Gaming & Development Company, Inc., owner and operator of the Gilpin Hotel Casino in Black Hawk, Colorado, the Gold Dust West Casino in Reno, Nevada, and 75% owner and operator of The Lodge Casino in Black Hawk, announced the execution of a merger agreement. Pursuant to the merger agreement, Gameco, Inc., an entity controlled by Jeffrey
         P. Jacobs, Chairman of the Board and Chief Executive Officer of Black Hawk, has agreed to pay $12.00 per share, in cash, for each share of common stock of Black Hawk not currently owned by Mr. Jacobs or his affiliates and Black Hawk will become a wholly-owned subsidiary of Gameco. This price represents an increase of $1.00 per share from Mr. Jacobs' original offer to acquire Black Hawk at $11.00 per share. Consummation of the transaction is subject to various conditions, including, among other things, the approval by Black Hawk's stockholders and the obtaining of various regulatory approvals. If the transaction fails to close because of Mr. Jacobs' inability to obtain financing, Black Hawk will be entitled to liquidated damages of $2 million. The transaction is expected to be consummated early in the fourth quarter of calendar 2001 and the merger agreement provides that the transaction must be completed by December 31, 2001.

         The undersigned, Robert D. Greenlee, has informed Black Hawk that he has withdrawn his previously announced proposal to acquire Black Hawk for $12.00 per share in cash and has executed a voting agreement to vote his shares in favor of the Gameco merger, a copy of which is attached.

Item 7. Material to be Filed as Exhibits.

         A. Voting Agreement.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                  Dated: May 1, 2001


                                                  /s/ ROBERT D. GREENLEE
                                                  ------------------------------
                                                  Robert D. Greenlee


                                       3
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
------              -----------
99.A                Voting Agreement